File No. 70-8641

                              UNITED STATES OF AMERICA
                         SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

Application of Northeast  )
Utilities Service Company,)
The Connecticut Light and )
Power Company, Public     )
Service Company of New    )     CERTIFICATE PURSUANT TO
Hampshire, Holyoke Water  )     RULE 24 UNDER THE PUBLIC
Power Company and         )     UTILITY HOLDING COMPANY ACT
Western Massachusetts     )     OF 1935
Electric Company          )
on Form U-1               )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18, 1995, File No. 70-8641) ("Order").

     For the quarter ended September 30, 2000, the revenues and expenses for each activity to be reported pursuant to the Order are as follows.

                                            (Thousands
     ACTIVITY                               of Dollars)
     --------                               -----------
     BROKERING:
          Revenues                             NONE

          Expenses                             NONE

     MARKETING:
          Revenues:                         $  36,155
                                            =========

          Expenses:
             Purchased power                $  25,043
                                            =========



                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 28, 2000